Confirmation of Board Committee Membership London, 4 May 2022 – Unilever PLC today confirmed that following the 2022 AGM the membership of the Board Committees will be as follows: Audit Committee: Adrian Hennah (Chair), Judith Hartmann, Susan Kilsby Compensation Committee: Andrea Jung (Chair), Nils Andersen, Ruby Lu Corporate Responsibility Committee: Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma Nominating and Corporate Governance Committee: Nils Andersen (Chair), Andrea Jung, Ruby Lu, Feike Sijbesma -ends- Cautionary Statement: This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward- looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.